UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

CYBER APPS WORLD INC.
(Exact name of registrant as specified in its charter)

Nevada	000-50693	90-0314205
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Via Tomaso Rodari 6, Lugano, Switzerland	6900
(address of principal executive offices)	(zip code)

____________________________________________________

(former name or former mailing address, if changed since last report)

_____________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

_____________________________________________________________________

December 8, 2023

CYBER APPS WORLD INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being mailed on or about December 13, 2023 to the holders of record as of December 11, 2023, of the outstanding shares of common stock, par value $0.001 per share, of Cyber Apps World Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On August 23, 2023, JanBella Group, LLC (“JanBella”) sold 100,000 shares of the Company’s Series A Super Voting Preferred Stock (the “Series A Preferred Shares”)  to Zenith Energy Ltd. (“Zenith Energy”). Zenith Energy is a British Columbia corporation based in Vancouver, B.C., engaged in energy production projects on three continents, whose shares are traded on the London Stock Exchange and Euronext Oslo.

In the change in control transaction, Zenith Energy acquired the 100,000 Series A Preferred Shares, representing 99.87% of the voting power of the Company, from JanBella for consideration of approximately $398,400, thereby becoming the controlling stockholder of the Company. As part of the transaction, William Alessi, the sole officer and director of the Company, appointed Luca Benedetto, Ippolito Cattaneo, and Dario Sodero as directors of the Company. In addition, Mr. Benedetto was appointed President and Treasurer of the Company and Mr. Cattaneo was appointed as the Company's Secretary. Thereafter, Mr. Alessi resigned as the Company’s sole director and officer.

Messrs. Cattaneo's and Sodero's appointment as directors will be effective upon the 10th day after the mailing of this Information Statement to the Company’s stockholders as required by Rule 14f-l under the Exchange Act.

A stockholder vote was not required and will not be taken with respect to the appointment of Messrs. Benedetto, Cattaneo and Sodero, the new directors of the Company. You are not required to take any action with respect to the appointment of Messrs. Benedetto, Cattaneo and Sodero as directors or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, none of the new directors is currently a director of the Company, holds any position with the Company or has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the new directors and executive officers of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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VOTING SECURITIES

The Company has 1,272,917 shares of common stock, $0.001 par value and 100,000 Series A Preferred Shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote and each Series A Preferred Share entitles the holder thereof to 10,000 votes on all matters submitted to the stockholders of the Company's common stock. The holder of the Series A Preferred Shares votes together with the holders of common stock as a single class upon all matters submitted to a vote of stockholders. Accordingly, Zenith Energy, as the holder of the Series A Preferred Shares holds approximately 99.87% of the voting power of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of date of this report, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. The address of each of our current directors and officers is c/o the Company, Via Tomaso Rodari 6, Lugano, Switzerland 6900.  Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.

Name and Address of Beneficial Owner Amount and Nature of Beneficial Ownership Percentage of Class

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Luca Benedetto	0 shares of common stock	0%

Ippolito Cattaneo	0 shares of common stock	0%

Dario Sodero	0 shares of common stock	0%

All directors and officers as a group (3 persons)	0 shares of common stock	0%

Mr. Benedetto is Chief Financial Officer and a director of Zenith Energy and Mr. Sodero is a director of Zenith Energy and accordingly, may be deemed to have shared voting and dispositive control over the Series A Preferred shares held by Zenith Energy, which afford Zenith Energy 99.87% of the voting power of the Company.

Messrs. Cattaneo's and Sodero's appointment as directors will be effective upon the 10th day after the mailing of this Information Statement to the Company’s stockholders as required by Rule 14f-l under the Exchange Act.

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DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Statement, our executive officers and directors and their respective ages are as follows:

Name	Position	Age	Term of Office
Luca Benedetto	President, Treasurer and Director	52	August 23, 2023, to present
Ippolito Cattaneo	Secretary and Director	29	August 23, 2023, to present
Dario Sodero	Director	81	August 23, 2023, to present

The appointment of Messrs. Cattaneo and Sodero as directors is subject to the Company's compliance with Rule 14f-1 under the Exchange Act.

Directors are elected to serve until the earlier of the election and qualification of their successors, their removal for cause by the shareholders, or their resignation. Directors are elected by a plurality of the votes cast at the annual meeting of stockholders and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Executive officers are appointed by the Board and serve at its pleasure.

The principal occupation and business experience during the past five years for the Company's executive officers and directors is as follows:

Luca Benedetto has been Chief Financial Officer and a director of Zenith Energy since 2013. Mr. Benedetto is an Italian national, trained in Italy as a registered accountant with further education in IFRS accounting and consolidation at IPSOA Milan. He has more than twenty-five years of experience in accounting, auditing, and financial administration. Mr. Benedetto began his professional career as an accountant and computer programmer responsible for financial software development and worked for the Italian division of IBM as an internal auditor and accountant as well as providing staff training in these aforementioned fields. He also served for seven years as a financial and administrative officer in a well-established Italian Company specializing in the construction of fuel and water storage tanks. He joined the Zenith Energy Ltd. group in 2013 as Chief Financial Officer of Zenith Energy's Italian subsidiary, Canoel Italia S.r.1., and has since progressed to also hold the position of Chief Financial Officer of Zenith Energy. In this capacity he has been directly involved in the monitoring of business performance, cash flow management, budgetary oversight, accounts team supervision, accounts preparation and strategic planning. Since January 2016 he has also been responsible for the compiling and reviewing of the quarterly Consolidated Financial Statements and Management's Discussion and Analysis of Zenith Energy.

Ippolito Cattaneo is a UK national with a bachelor's degree from the University of Bristol. He has a blend of financial and oil & gas experience, having started his working life at Standard Chartered Bank prior to commencing his university education. He has worked for more than five years at Zenith Energy as Business Development and Investor Relations manager. During this time he has gained significant experience in a multiplicity of regulatory environments, as well as playing an important role in enabling Zenith Energy to implement its development objectives in Africa and in other regions, both operationally and on a corporate level.

In addition, Mr. Cattaneo has significant operational experience, having taken a key role in Zenith Energy's operational activities in Tunisia, Italy, and the Republic of the Congo. He has in-depth knowledge of the requirements for project procurement and financing from beginning to completion, as well as having experience from a financial standpoint in the development of strategy and investor communications.

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He speaks four languages fluently (English, French, Spanish, and Italian) and has a wide network of contacts across the African continent.

Dario Sodero has served as a member of the board of directors of Zenith Energy since June 24, 2009. As an experienced energy industry executive with 47 years of experience in North America, the Sub-Arctic, North Africa and the Middle East, Mr. Sodero has strong geological, exploration and technical expertise. Mr. Sodero has formerly acted as director and executive of several other TSX- and TSXV-listed exploration and production companies. Mr. Sodero holds a Doctorate degree in Geology from the University of Turin, Italy.

Family Relationships

There are no family relationships among our executive officers or directors.

Audit Committee

We do not presently have an audit committee. Our board of directors currently acts as our audit committee.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

Code of Ethics

We have not adopted Code of Ethics which is applicable to our executive officers.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us for the last three completed fiscal years for our executive officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our executive officers.

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Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Mohammed Ifran Rafimiya Kazi	2023	0	0	0	0	0	0	0	0
President and CEO(1)	2022	0	0	0	0	0	0	0	0
	2021	0	0	0	0	0	0	0	0
Kateryna Malenko	2023	0	0	0	0	0	0	0	0
Secretary(1)	2022	0	0	0	0	0	0	0	0
	2021	0	0	0	0	0	0	0	0
William Alessi President, Chief Executive Officer and Secretary(2)	2023	0	0	0	0	0	0	0	0

(1) Mr. Kazi and Ms. Malenko resigned as executive officers and directors of the Company effective July 6, 2023.

(2) Mr. Alessi was appointed as an executive officer and director of the Company effective July 6, 2023 and resigned from such positions effective August 23, 2023.

Employment Agreements

The Company had no employment agreements with the former executive officers named in the above table and has no employment agreement with its present executive officers.

Equity Compensation Plans

The Company has no equity compensation plan in place and has not granted stock awards, stock options or other equity incentives to any of its former executive officers named in the above table or to any of its present executive officers.

Director Compensation

The Company has not implemented a compensation plan for and has not compensated its non-executive directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with under Section 16 of the Exchange Act during the fiscal year ended July 31, 2023, except that (i) Kateryna Malenko, a former executive officer and director did not file Forms 4 reporting the acquisition of 15,000,000 shares of Common Stock in December 2022 and 200,000 Series A Preferred Shares in January 2023 and the subsequent return for cancellation by the Company of (A) all 15,000,000 shares of Common Stock held by her in March 2023 and (B) all 300,000 Series A Preferred Shares held by her in  July 2023; and (ii) William Alessi, a former executive officer and director of the Company failed to file a Form 3 when he became an executive officer and director in July 2023.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are transactions for the last two completed fiscal years and any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the registrant's total assets at July 31, 2023 and July 31, 2022, and in which any of the following persons had or will have a direct or indirect material interest.

•	any director or executive officer;

•

any immediate family member of a director or executive officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer and any person (other than a tenant or employee) sharing the household of such director or executive officer;

•	any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed;

•	any person who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities; or

•

Any immediate family member of any such security holder, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

Transaction with Directors

In June 2022, we entered into a subscription agreement with Kateryna Malenko, a former officer and director of the Company, whereby she purchased 100,000 Series A Preferred Shares from us for a total consideration of $100. In January 2023, we issued an additional 200,000 Series A Preferred Shares to Ms. Malenko. All of the Series A Preferred Shares were returned to the Company for cancellation in July 2023.

On December 22, 2022, we issued 15,000,000 shares of restricted Common Stock at a deemed price of $0.001 per share to Ms. Malenko. We issued these shares to Ms. Malenko in consideration of management and director services that she has provided to us. On March 9, 2023, Ms. Malenko agreed to cancel and return the 15,000,000 shares of restricted Common Stock to the treasury.

Except as set forth above, during the Company's two most recently completed fiscal years ended July 31, 2023 and July 31, 2022, and the period since our more recently completed fiscal year, we have not entered into any transactions with directors, executive officers, nominees for election as a director, any 10% shareholders of our common stock, or any immediate family members of the such persons in which they had a direct or indirect material interest in the transaction.

Other Related Party Transactions

Except as disclosed above, no executive officer, director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to us at any time since the beginning of our last fiscal year.

Procedures for Approval of Related Party Transactions

Our Board is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

AVAILABLE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act and in accordance with the Exchange Act we file periodic reports, documents and other information with the SEC. Such reports. documents and other information may be viewed at the SEC’s website at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyber Apps World Inc.

By:	/s/ Luca Benedetto
Luca Benedetto
President, Treasurer and Director

December 8, 2023

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